Impact capital

Australia's Leading Legal Lender

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
[redacted]

Brisbane
Sydney
Melbourne
Perth
Auckland

08001473

05 February 2008

SEC No. 82-34925

SEC Mail Processing Section
MAR 17 2008
Washington, DC
101

Filing Desk
US Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

SUPPL

Dear Sir/ Madam,

The attached papers relate to a submission by the Company under Rule 12g3-2(b) in respect to the month of February 2008.

Sincerely,

Alison Hill

PROCESSED
MAR 28 2008
THOMSON FINANCIAL

3/27

Impact capital
Australia's Leading Legal Lender

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

Brisbane
Sydney
Melbourne
Perth
Auckland

ASX / MEDIA RELEASE 1 February 2008

SMALL SHAREHOLDING SALE FACILITY COMPLETED

On the 12th December 2007 Impact Capital Limited (ASX: ICD) advised of the establishment of a small shareholding sale facility.

The directors are now pleased to announce that all of the shares made available under this facility, being 386,861 shares, were sold yesterday at a volume weighted average price of 63 cents.

The sale proceeds will be despatched to the relevant small shareholders by 15 February 2008.

For further information please contact:

Russell Templeton
MD and Chief Executive Officer
+ 61 (0) 7 3211 8000
+ 61 (0) 407 639 622

Alison Hill
Chief Financial Officer and Company Secretary
+ 61 (0) 7 3211 8000
+ 61 (0) 411 488 850

Impact Capital Limited
ASX Half-year information - 31 December 2007

Lodged with the ASX under Listing Rule 4.2A.
This information should be read in conjuction with the
30 June 2007 Annual Report

Contents

Results for announcement to the market
31 December 2007

		%		$000's
Revenue from ordinary activities (net interest and fee income) *(Appendix 4D item 2.1)*	up	67 %	to	4,354
Profit / (loss) from ordinary activities after tax attributable to members *(Appendix 4D item 2.2)*	up	3 %	to	1,082
Net profit / (loss) for the period attributable to members *(Appendix 4D item 2.3)*	up	3 %	to	1,082

Dividends / distributions *(Appendix 4D item 2.4)*	Amount per security	Franked amount per security
Final dividend *(Prior year)*	-	-
Interim dividend	-	-

Key Ratios	**2007**	2006
Basic earnings per share (cents)	**1.7**	1.6
Net tangible assets per share (cents)	**29.4**	30.7

Refer to the attached Half-year Report for the period ended 31 December 2007 including the Review of Operations contained within the Directors' Report for further explanations where applicable.

Directors' report

The directors present their report together with the consolidated financial report for the half-year ended 31 December 2007 and the review report thereon.

1 Directors

The following persons were directors of Impact Capital Limited during the whole of the half-year and up to the date of this report:

Mr Kenneth R Rich
B Com, MBA, PNA
Chairperson and independent non-executive director

Mr Russell E Templeton
LLB
Managing Director and Chief Executive Officer

Mr Lawrence J Litzow
FCA, ACIS
Independent non-executive director

Mr John W Laurie
B Ec, FCPA
Independent non-executive director

2 Review of operations

For the half-year ended 31 December 2007, the group achieved a consolidated net profit after tax of $1,082,262 (2007: $1,046,938).

More significantly, normalised pre-tax operating profit increased by 92% to $1,861,065 (2007: $969,305) reflecting strong growth in both net interest income and fee income. Operating costs were contained at 63% of net interest income (2007: 66%) reflecting the continuing emphasis on business efficiencies and is inclusive of costs outlaid in retention strategies for key staff and the expansion of business development and marketing functions in NSW and Victoria which are expected to greatly benefit future periods.

A loss of $233,107 was incurred in the period as a result of the sale of part of the Group's shareholding in Impact Holdings (UK) Plc. Whilst the loss reflects a write-down from the carrying value at 30 June 2007, the sale was achieved at a value in excess of the quoted market price of the shares.

Income tax expense rose to $545,696 (2007: $274,674) reflecting the increase in underlying operating profit and the non-deductible nature of the capital loss on the sale of shares in Impact Holdings (UK) Plc.

The outlook for the Group remains very positive with significant growth opportunities available in existing markets and from the development of further innovative finance products.

3 Lead auditor's independence declaration

A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 4.

This report is made in accordance with a resolution of directors.

Kenneth R Rich
Director

Dated at Brisbane this 15th day of February 2008

KPMG

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To: the directors of Impact Capital Limited

I declare that, to the best of my knowledge and belief, in relation to the review of Impact Capital Limited for the financial period ended 31 December 2007, there have been:

(i) no contraventions of the auditor independence requirements as set out in the *Corporations Act 2001* in relation to the review; and

(ii) no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

KPMG

Jillian Richards

J B Richards
Partner

Brisbane
15 February 2008

	Notes	Half-year ended 31 December 2007 $	31 December 2006 $
Interest income		**5,380,736**	2,972,684
Interest expense		**(1,418,405)**	(512,904)
Net interest income		**3,962,331**	2,459,780
Fee income		**391,692**	141,095
Other operating gains / (losses)	3, 5	**(233,107)**	352,307
Expenses			
Employee benefits expense		**(1,300,417)**	(719,734)
Depreciation and amortisation expense		**(44,815)**	(24,580)
Impairment of loans and advances	6	**(206,519)**	(148,119)
Loan documentation expenses		**(10,000)**	(48,998)
Marketing expenses		**(295,876)**	(254,282)
Occupancy expenses		**(113,380)**	(87,476)
General and administrative expenses		**(483,908)**	(321,746)
Other expenses		**(28,599)**	(26,635)
Change in fair value of investments	7	**(9,444)**	-
Profit before income tax		**1,627,958**	1,321,612
Income tax expense	4	**(545,696)**	(274,674)
Profit from continuing operations		**1,082,262**	1,046,938
Profit for the period		**1,082,262**	1,046,938
		Cents	Cents
Earnings per share			
Basic earnings per share		**1.7**	1.6
Diluted earnings per share		**1.7**	1.6
Continuing operations			
Basic earnings per share		**1.7**	1.6
Diluted earnings per share		**1.7**	1.6

The above consolidated interim income statement should be read in conjunction with the accompanying notes.

Consolidated	Contributed equity $	Translation reserve $	Fair value reserve $	Share based payments reserve $	Retained profits $	Total $
Balance at 1 July 2006	18,361,097	-	-	-	1,043,998	19,405,095
Changes in the fair value of available-for-sale financial assets, net of tax	-	-	536,570	-	-	536,570
Foreign exchange translation differences	-	(1,205)	-	-	-	(1,205)
Net income/(expense) recognised directly in equity	-	(1,205)	536,570	-	-	535,365
Profit for half-year	-	-	-	-	1,046,938	1,046,938
Total recognised income and expense for the year	**-**	**(1,205)**	**536,570**	**-**	**1,046,938**	**1,582,303**
Balance at 31 December 2006	**18,361,097**	**(1,205)**	**536,570**	**-**	**2,090,936**	**20,987,398**

Consolidated	Contributed equity $	Translation reserve $	Fair value reserve $	Share based payments reserve $	Retained profits $	Total $
Balance at 1 July 2007	18,361,097	1,534	-	-	747,874	19,110,505
Foreign exchange translation differences	-	(5,111)	-	-	-	(5,111)
Net income/(expense) recognised directly in equity	-	(5,111)	-	-	-	(5,111)
Profit for half-year	-	-	-	-	1,082,262	1,082,262
Total recognised income and expense for the half-year	**-**	**(5,111)**	**-**	**-**	**1,082,262**	**1,077,151**
Employee share options - value of employee services	-	-	-	16,074	-	16,074
Balance at 31 December 2007	**18,361,097**	**(3,577)**	**-**	**16,074**	**1,830,136**	**20,203,730**

The above consolidated interim statement of changes in equity should be read in conjunction with the accompanying notes.

	Notes	31 December 2007 $	30 June 2007 $
ASSETS			
Cash and cash equivalents		**2,566,862**	2,318,752
Trade and other receivables		**2,200**	2,914
Assets classified as held for sale	5	**-**	474,774
Net loans and advances	6	**51,568,192**	38,958,756
Other financial assets	7	**1,591,713**	1,601,157
Deferred tax assets		**503,126**	467,173
Property, plant and equipment		**95,005**	65,634
Intangible assets		**1,021,955**	994,395
Other assets		**80,872**	332,677
Total assets		**57,429,925**	45,216,232
LIABILITIES			
Trade and other payables		**540,446**	256,488
Interest-bearing loans and borrowings	8	**35,954,578**	24,953,602
Income tax payable		**542,246**	820,217
Employee benefits		**188,925**	75,420
Total liabilities		**37,226,195**	26,105,727
Net assets		**20,203,730**	19,110,505
EQUITY			
Contributed equity		**18,361,097**	18,361,097
Reserves		**12,497**	1,534
Retained profits		**1,830,136**	747,874
Total equity		**20,203,730**	19,110,505

The above consolidated interim balance sheet should be read in conjunction with the accompanying notes.

	Notes	Half-year ended 31 December 2007 $	31 December 2006 $
Cash flows from operating activities			
Interest and fees received		**3,311,254**	1,861,292
Interest paid		**(868,969)**	(587,829)
Payments to suppliers and employees		**(1,960,644)**	(1,531,681)
		481,641	(258,218)
Income taxes paid		**(860,000)**	(369,307)
Net cash outflow from operating activities		**(378,359)**	(627,525)
Cash flows from investing activities			
Payments for plant and equipment		**(44,213)**	(59,019)
Payments for acquisition of equity investments		**-**	(2,568)
Payments for intangible assets		**(30,901)**	-
Proceeds from disposal of investment held for sale	5	**240,017**	-
Proceeds from disposal of subsidiary, net of cash disposed		**-**	617,709
Loans repaid by other entities		**-**	902,810
Net funds advanced to clients			
Loans advanced to clients		**(22,515,200)**	(14,798,880)
Loans repaid by clients		**13,683,757**	6,895,284
Loans purchased from third party		**(1,538,344)**	-
Release of restricted use bank deposits		**-**	1,194,103
Net cash outflow from investing activities		**(10,204,884)**	(5,250,561)
Cash flows from financing activities			
Proceeds from borrowings		**38,500,000**	9,000,000
Redemption of convertible notes		**-**	(3,380,000)
Repayment of borrowings		**(27,500,000)**	(200,000)
Payment of transaction costs		**(168,170)**	-
Net cash inflow from financing activities		**10,831,830**	5,420,000
Net increase (decrease) in cash and cash equivalents		**248,587**	(458,086)
Cash and cash equivalents at the beginning of the half-year		**2,318,752**	1,603,737
Effects of exchange rate changes on cash and cash equivalents		**(477)**	-
Cash and cash equivalents at end of the half-year		**2,566,862**	1,145,651

The above consolidated interim cash flow statement should be read in conjunction with the accompanying notes.

1 Significant accounting policies

This general purpose financial report for the interim half-year reporting period ended 31 December 2007 has been prepared in accordance with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2007 and any public announcements made by Impact Capital Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

Reverse acquisition accounting

The consolidated interim financial report has been prepared using reverse acquisition accounting. As a consequence of applying reverse acquisition accounting, the consolidated results comprise the results of Impact Funding Limited consolidated group plus those of Impact Capital Limited from 1 July 2005, the date of the reverse acquisition.

Accounting estimates and judgements

The preparation of the consolidated interim financial report requires managment to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

In preparing this consolidated interim financial report, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial report as at and for the year ended 30 June 2007.

(i) Impairment of goodwill and intangibles with indefinite useful lives

The Group assesses whether goodwill and intangibles with indefinite useful lives are impaired at least annually. These calculations involve an estimation of the recoverable amount of the cash-generating units to which the goodwill and intangibles with indefinite useful lives are allocated.

(ii) Impairment of loans and advances

The Group continually assesses whether loans and advances are impaired. These calculations involve an estimate of the recoverable amount of either the individual loan or advance and portfolios of loans and advances with similar risk profiles.

(iii) Valuation of options in Impact Holdings (UK) Plc

The fair value of options over ordinary shares in Impact Holdings (UK) Plc have been measured based on the binominal option-pricing model. This model requires certain inputs including the expected volatility of the price of the underlying security to be calculated with reference to historical volatility, which given the limited history of the company as a listed entity, has been estimated with reference to the trading history of available comparable securities.

Significant accounting policies

Except as described below, the accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

(i) New accounting standards and interpretations

Since 1 July 2007, the Group has adopted the following Standards and Interpretations, mandatory for annual periods beginning on or after 1 July 2007. Adoption of these Standards and Interpretations did not have any effect on the financial position or performance of the Group.

- *AASB 7 Financial Instruments: Disclosures*
- *AASB 2005-10 Amendments to Australian Accounting Standards*
- *Interpretation 10 Interim Financial Reporting and Impairment*

(ii) Employee benefits - Share-based payments

Share-based compensation benefits are provided to executives via the Impact Capital Limited Executive Option Scheme. Information relating to these schemes is set out in note 12.

1 Significant accounting policies (continued)

(ii) Employee benefits - Share-based payments (continued)

The fair value of options granted under the Impact Capital Limited Executive Option Scheme is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is determined using Black-Scholes and Binomial option pricing models that take into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

2 Segment reporting

Segment information is presented only in respect of the Group's geographical segments as it operates wholly within the business segment of pre-settlement lending. This format is based on the group's management and internal reporting structure.

(a) Geographical segments

Half-year 31 December 2007	Australasia $	United Kingdom * $	Consolidated $
External interest income	5,380,736	-	5,380,736
External interest expense	(1,418,405)	-	(1,418,405)
Fee income	391,692	-	391,692
Net interest and fee income	4,354,023	-	4,354,023
Segment result	1,870,509	(9,444)	1,861,065
Unallocated revenue less unallocated expenses			(233,107)
Profit before income tax			1,627,958
Income tax expense			(545,696)
Net profit for the period			1,082,262

Half-year 31 December 2006	Australasia $	United Kingdom * $	Consolidated $
External interest income	2,972,684	-	2,972,684
External interest expense	(512,904)	-	(512,904)
Fee income	141,095	-	141,095
Net interest and fee income	2,600,875	-	2,600,875
Segment result	969,305	-	969,305
Unallocated revenue less unallocated expenses			352,307
Profit before income tax			1,321,612
Income tax expense			(274,674)
Net profit for the period			1,046,938

* The continuing operations of the United Kingdom represent only the investments in Impact Holdings (UK) Plc. The result attributable to this segment therefore reflects any impairment of, change in fair value of and dividend income from the continuing ownership of these investments. Any gain/(loss) on disposal or dilution attributable to these investments is not allocated to this segment in accordance with AASB 114 Segment Reporting, but disclosed as unallocated revenue less unallocated expense.

3 Other operating income

	Half-year ended 31 December 2007 $	31 December 2006 $
Net gain on dilution of investment in Impact Holdings (UK) Plc	-	352,307
Net loss on sale of Impact Holdings (UK) Plc investment (note 5)	(233,107)	-
	(233,107)	352,307

Net gain on dilution of investment in Impact Holdings (UK) Plc

At 30 June 2006 Impact Capital Limited had a 21% interest in Impact Holdings (UK) Plc, a company incorporated in the United Kingdom, listed on the London Stock Exchange Alternative Investment Market (AIM) and which is involved in pre-settlement lending in that country. Impact Capital Limited did not participate in an additional share issue conducted by Impact Holdings (UK) Plc during the period ended 31 December 2006 and consequently only holds a 15% interest in the Company.

This reduction in the ownership interest (dilution) resulted in a realised gain in the period ended 31 December 2006 of $352,307 which was been calculated with reference to the carrying value of Impact Holdings (UK) Plc net assets at the date of dilution as follows:

	Half-year ended 31 December 2007 $	31 December 2006 $
Carrying value of investment after dilution at fair value	-	3,592,559
Carrying value of equity accounted investment prior to dilution	-	(3,240,252)
Net gain on dilution of investment	-	352,307

4 Income tax expense

The Group's effective tax rate in respect of continuing operations for the six months ended 31 December 2007 was 33 percent (for the six months ended 31 December 2006: 21 percent). This change in effective tax rate was caused primarily by the non-deductible capital loss on the sale of Impact Holdings (UK) Plc investment in the current year and the non-assessable nature of the investment gain on Impact Holdings (UK) Plc in the period ended 31 December 2006 as detailed in note 3.

5 Assets classified as held for sale

	31 December 2007 $	30 June 2007 $
Investment in Impact Holdings (UK) Plc - listed shares at fair value	-	474,774

At 30 June 2007 these shares were subject to a contract of sale and hence were presented as held for sale and measured at fair value in accordance with the terms of that contract. Subsequent to 22 August 2007, one of the external market conditions of the sale contract was not met and the contract was renegotiated with a reduction in the sale price. Whilst this reduction in sale price has resulted in a loss of $233,107, the sale price achieved was in excess of the quoted market price of the listed shares as at the date of sale (Note 3).

6 Net loans and advances

	31 December 2007 $	30 June 2007 $
Net loans and advances		
Pre-settlement	**36,126,122**	27,601,753
Outlay Funding	**8,494,943**	6,934,017
Other	**306,436**	325,896
Capitalised interest	**7,414,038**	4,706,883
Provision for impairment	**(773,347)**	(609,793)
	51,568,192	38,958,756
Reconciliation of movement in provision for impairment		
At beginning of period	**609,793**	397,000
Provisions made during the period	**206,519**	329,343
Write-offs during the period	**(109,430)**	(116,550)
Provision relating to acquired net loan portfolio	**66,465**	-
At end of period	**773,347**	609,793

7 Other financial assets

	31 December 2007 $	30 June 2007 $
Investment in Impact Holdings (UK) Plc - options at fair value	**131,019**	140,463
Investment in Impact Holdings (UK) Plc - listed shares at fair value *	**1,460,694**	1,460,694
	1,591,713	1,601,157
Movement in investments		
At beginning of period	**1,601,157**	422,447
Reclassification from investments accounted for using the equity method (note 3)	-	3,592,559
Impairment of listed shares at fair value	-	(2,131,865)
Change in fair value of options	**(9,444)**	(281,984)
At end of period	**1,591,713**	1,601,157

* Due to the absence of an active market at 31 December 2007 for the shares on the London Stock Exchange Alternative Investment Market (AIM), resulting from trading restrictions at that time, fair value has been established using a valuation technique.

8 Interest-bearing loans and borrowings

	31 December 2007 $	30 June 2007 $
Secured		
Commercial advance facility	**36,000,000**	-
Transaction costs - Commercial advance facility	**(270,844)**	-
Accrued interest - Commercial advance facility	**225,422**	-
Bank bill facility	-	25,000,000
Transaction costs - Bank bill facility	-	(46,398)
	35,954,578	24,953,602

Financing arrangements

	31 December 2007 $	30 June 2007 $
Total facilities		
Bank overdraft and guarantee facility	**500,000**	37,132
Bank bill facility	-	40,000,000
Commercial advance facility	**50,000,000**	-
	50,500,000	40,037,132
Used at balance date		
Bank overdraft and guarantee facility	**143,579**	37,132
Bank bill facility	-	25,000,000
Commercial advance facility	**36,000,000**	-
	36,143,579	25,037,132
Unused at balance date		
Bank overdraft and guarantee facility	**356,421**	-
Bank bill facility	-	15,000,000
Commercial advance facility	**14,000,000**	-
	14,356,421	15,000,000
Total facilities	**50,500,000**	40,037,132
Used at balance date	**36,143,579**	25,037,132
Unused at balance date	**14,356,421**	15,000,000

On 6 August 2007 the Company accepted an offer from the Bank of Western Australia Ltd for a new bank overdraft, guarantee and commercial advance debt facility totalling $50.5 million, the purpose of which was to refinance the existing bank bill facility from National Australia Bank Limited and to fund future growth.

This facility is available for a three year term, expiring 4th September 2010, is subject to annual review and is secured by a fixed and floating charge over the assets of the Company and its wholly owned subsidiaries.

The advances are payable on the maturity date of each drawdown or the expiry date of the facility. Interest rates are variable based on the BBSW (Australian Bank Bill Swap Rate) plus a margin of 1.25% and are fixed at the date of each advance. A facility fee is also payable at 0.5% per annum which is payable quarterly in arrears.

9 Related party transactions

(a) Transactions with key management personnel

Key management personnel receive compensation in the form of short-term employee benefits, post-employment benefits and share-based payments (note 12).

(b) Other related party transactions

No transactions with other related parties occurred in the reporting period. For details of arrangements for the previous corresponding period, refer to the 30 June 2007 annual financial report.

10 Contingencies

The directors of the Company are not aware of any material contingent liabilities that exist in respect of either the Company or any of it's controlled entities.

11 Events occurring after the balance sheet date

There have been no events subsequent to balance date which would have a material effect on the Group's financial statements at 31 December 2007.

12 Share-based payments

(a) Executive Option Scheme

The establishment of the Impact Capital Limited Executive Option Scheme was approved by shareholders at the 2007 annual general meeting. The Executive Option Scheme is designed to provide long-term incentives for executives, including executive directors, to deliver long-term shareholder returns. Under the plan executives are granted options which only vest if the executive completes a specified period of service. Once vested the options remain exercisable for a period of between 2 and 4 years but can only be exercised in the event of the Company's share price reaching certain qualifying prices which, for the current period grant, range from $0.80 to $1.50. When exercised each option is converted into one ordinary share of the Company. Participation in the plan is at the Board's discretion and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.

Options are granted under the plan for no consideration and carry no dividend or voting rights.

The exercise price of options is determined by the directors but is no less than the volume weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the five trading days immediately before the options are granted or such other price as approved by shareholders in general meeting.

Set out below are summaries of options granted under the plan:

Grant Date	Expiry date	Exercise price	Balance at start of the half-year Number	Granted during the half-year Number	Exercised during the half-year Number	Forfeited during the half-year Number	Balance at end of the half-year Number	Vested and exercisable at end of the half-year Number
23 November 2007	22 November 2012	$0.645	-	420,000	-	-	420,000	-
23 November 2007	22 November 2012	$0.600	-	1,110,000	-	-	1,110,000	-
Total			-	1,530,000	-	-	1,530,000	-
Weighted average exercise price			$-	$0.612	$-	$-	$0.612	$-

12 Share-based payments (continued)

Fair value of options granted
The assessed fair value at grant date of options granted during the half-year ended 31 December 2007 was an average of 16 cents per option. The fair value at grant date is determined using Black-Scholes and Binomial option pricing models that take into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the period ended 31 December 2007 included:

(a) options are granted for no consideration, vest based on the completion of a specified period of service and are exercisable only in the event of the Company's share price reaching certain qualifying prices during the life of the options with such prices ranging between $0.80 and $1.50. Vested options are exercisable for a period of between 2 and 4 years after vesting.

(b) exercise price: $0.60 and $0.645

(c) grant date: 23 November 2007

(d) expiry date: 22 November 2012

(e) share price at grant date: $0.69

(f) expected price volatility of the company's shares: 32%

(g) expected dividend yield: nil

(h) risk-free interest rate: 6.115%

(b) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Half-year ended 31 December 2007 $	31 December 2006 $
Options issued under Executive Option Scheme	16,074	-
	16,074	-

In the directors' opinion:

(a) the financial statements and notes set out on pages 5 to 16 are in accordance with the *Corporations Act 2001*, including:

  (i) complying with Accounting Standard AASB 134 Interim Financial Reporting, and the *Corporations Regulations 2001*; and

  (ii) giving a true and fair view of the group's financial position as at 31 December 2007 and of its performance, as represented by the results of its operations, changes in equity and its cash flows, for the half-year ended on that date; and

(b) there are reasonable grounds to believe that Impact Capital Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Kenneth R Rich

Brisbane
15 February 2008

KPMG

Independent auditor's review report to the members of Impact Capital Limited

We have reviewed the accompanying interim financial report of Impact Capital Limited, which comprises the consolidated interim balance sheet as at 31 December 2007, consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the interim period ended on that date, a statement of accounting policies and other explanatory notes 1 to 12 and the directors' declaration of the Group comprising the accounting parent, Impact Funding Limited, and the entities it controlled at the half-year's end or from time to time during the interim period.

Directors' responsibility for the financial report

The directors of the company are responsible for the preparation and fair presentation of the interim financial report in accordance with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the interim financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express a conclusion on the interim financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the interim financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the Group's financial position as at 31 December 2007 and its performance for the interim period ended on that date; and complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As auditor of Impact Capital Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Impact Capital Limited is not in accordance with the Corporations Act 2001, including:

(a) giving a true and fair view of the Group's financial position as at 31 December 2007 and of its performance for the interim period ended on that date; and

(b) complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

KPMG

KPMG

Jillian Richards

Jillian Richards

Partner

Brisbane

15 February 2008

Impact capital
Australia's Leading Legal Lender

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

Brisbane
Sydney
Melbourne
Perth
Auckland

ASX / MEDIA RELEASE

18 February 2008

1H FY08 Highlights

- Normalised pre-tax operating profit up 92.1% to $1.86m
- Full year normalised pre-tax profit of $3.8m to $4.1m
- Debt funding arrangements in place until September 2010
- Loan book exceeds $52m and on track to pass $100m in FY09
- New Zealand operation on track to break even in FY08
- Expansion of Real Estate and Legal Sector product suites planned

Impact posts 92.1% lift in 1H FY08 normalised pre-tax profit with strong growth ahead

EXPANDING niche lender Impact Capital Limited (ASX Code: ICD) has posted an 92.1 percent lift in normalised operating profit before tax to $1.86 million for the six months to December 31 2007, compared with $0.97 million in the previous corresponding period.

First half pre-tax profit was up just 23.2 per cent from $1.32 million to $1.63 million as a result of a loss of $0.23 million on the sale of a part of the Company's UK investment. This investment generated a gain of $0.35 million in the previous corresponding period.

Earnings per share rose from 1.6c to 1.7c.

Managing Director Russell Templeton said Impact Capital remained on track to post a full year normalised operating profit before tax of between $3.8 million and $4.1 million.

"Core underlying earnings were up during the half year and we also invested significantly in our marketing platform in terms of staff, new products and distribution networks which we expect to deliver even stronger growth in FY09 and beyond," he said.

"The demand for our existing products is growing and this is reflected in the size of our loan book which is now in excess of $56 million. We are on track for the loan book to pass the $100 million mark in FY09."

Impact capital
Australia's Leading Legal Lender

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

Brisbane
Sydney
Melbourne
Perth
Auckland

Results at a glance

	1H FY08 $000's	1H FY07 $000's	Change %
Interest income	5,381	2,973	+81.0
Interest expense	(1,418)	(513)	+176.4
Fee income	391	141	+177.3
Net interest and fee income	4,354	2,601	+67.4
Expenses	(2,493)	(1,632)	+52.8
Normalised pre-tax profit	1,861	969	+92.1
Gain (loss) on disposal / dilution of UK investment	(233)	352	
Profit before income tax	1,628	1,321	+23.2
Income tax expense	(546)	(274)	
Profit after tax	1,082	1,047	+3.3

Net interest income was up 61.1 percent to $3.96 million from $2.46 million previously and fee income was up 177.3 percent from $0.14 million to $0.39 million reflecting strong growth in the gross loan book which totalled $52.3 million at December 31 2007.

Interest expense increased to $1.42 million from $0.51 million previously, reflecting an increase of $22 million in total debt drawn and an increase in the base cost (BBSW) of those funds. However the margin under the BankWest facility is fixed for the full 3 year term.

Operating expenses increased by 52.8 percent to $2.49 million. The most significant expense continues to be the Company's investment in its people which rose 80 percent during the period to $1.30 million. This increase reflects retention and long term equity incentive strategies implemented for key staff; the expansion of the business development and marketing functions in Sydney and Melbourne; and higher salary and recruitment costs necessitated by the tight employment market.

Although the amount provisioned for impaired loans increased by 39.9 percent from $0.15 million to $0.21 million, the ratio of provisioning to new loans remained constant at 1.0 percent.

Mr Templeton commented that Impact had reduced its cost to net interest income ratio from 66.3 percent to 62.9 percent as the benefits from economies of scale and recent increases in interest rates took effect.

Income tax expense rose from $0.27 million to $0.55 million reflecting the increase in the underlying operating profit.

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

Debt Funding

During the period Impact Capital secured a new three-year, $50.5 million loan facility with BankWest at set margins, providing certainty about the Company's debt funding arrangements until September 2010. At December 31 2007 the Company had $14.5 million in undrawn funds available, of which $1.5 million has subsequently been utilised.

Mr Templeton noted that BankWest had made its funding offer following extensive due diligence by an international firm of accountants and a national law firm, further strengthening confidence in the Company's business strategy and bad debt provisioning of 1 percent of the loan book.

Sub-prime

While some debt-laden companies had been punished in the wake of the subprime crisis and resulting global credit crunch, Mr Templeton emphasised that Impact Capital was not a sub-prime lender and now had a long-term debt facility in place from BankWest to fund growth.

"The Company has no exposure to sub-prime lending as all our borrowers have an identifiable source of repayment with no reliance on their capacity to service debt," he said. "The majority of the Company's loan book is repayable by third parties including global insurance companies and government authorities."

UK Investment

At 30 June 2007 the Company had entered into a contract to sell a small part of its minority stake in Impact Holdings (UK) Plc.for a price of $0.47 million. However one of the external market conditions to this contract was not met and the contract was renegotiated with a reduction to the sale price to $0.24 million. Although this reduction in price resulted in a loss in the period, the sale price achieved was in excess of the quoted market price of the shares.

The carrying value of the remainder of the investment remains unchanged at 31 December 2007.

Outlook

Mr Templeton said the tightening economic conditions were expected to benefit the Company which was on track to achieve a full year normalised operating profit before tax of between $3.8 million and $ 4.1 million.

"Generally we would expect to see increased demand for our products such as personal injury and disbursement funding as credit conditions tighten and consumers look to capitalise on potential claims," he said.

Similarly, applications for matrimonial property settlement finance are likely to rise because financial pressure is known to be the single largest cause of divorce.

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

Mr Templeton said Impact's New Zealand operation was gaining traction and momentum which had it on track to break even in FY08 and contribute to earnings in FY09.

"The loan book currently stands at in excess of $56 million and is expected to exceed $100 million in FY09 with no increase in credit risk as the company continues to strictly adhere to its conservative credit policies and procedures," he said.

"We remain confident of obtaining further debt funding as and when required on suitable terms and conditions. This confidence is based on the company's consistent track record - a testament to its business model and its strong relationship with its financier."

Mr Templeton said Impact was continuing to expand its suite of innovative finance products, following the successful launch of Property Marketing Finance, and anticipated launching two new *property-based* products targeting Real Estate Agents in April this year.

"We are also poised to release two further products for members of the legal profession in the current financial year and have invested in the development of several other new products that will be released in the next financial year," he said.

"We will also give consideration to acquisitions if they meet strict criteria, including the need to be earnings accretive and/or offer strategic value."

The Company will continue with its endeavours to sell the remainder of its stake in Impact Holdings (UK) for a price of not less than its current carrying value.

About Impact Capital

Impact Capital Limited was the first mainstream pre-settlement lender to list on the Australian Securities Exchange.

The company's main product offerings relate to:

- Personal injury claims;
- Matrimonial settlements;
- Inheritance Funding;
- Outlay disbursement funding for key legal firms and their clients; and
- Property Marketing Finance.

For further information please contact:

Russell Templeton Managing Director	Alison Hill Chief Financial Officer	Or	Richard Owen Principal Consultant, Three Plus
+ 61 (0) 7 3211 8000 + 61 (0) 407 639 622	+ 61 (0) 7 3211 8000 + 61 (0) 411 488 850		+ 61 (0) 7 3503 5700 + 61 (0) 412 869 937

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**IMPACT CAPITAL LIMITED**
ABN:	**22 094 503 385**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RUSSELL ERIC TEMPLETON
Date of last notice	3 October 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	26 February 2008
No. of securities held prior to change	1,902,235 Shares (Indirect – Jalpont Pty Ltd)
Class	ORDINARY SHARES
Number acquired	42,035
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$24,741
No. of securities held after change	42,035 Shares (Direct) 1,902,235 Shares (Indirect - Jalpont Pty Ltd)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON-MARKET TRADE

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

END